
16014837

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 07 2016
Washington DC
404

SEC FILE NUMBER
8- 65284

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FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integral Financial LLC aKB

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1072 S. De Anza Blvd. Suite A 205
(No. and Street)

San Jose (City) CA (State) 95129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Frank Ho / AKA Weiming Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integral Financial LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


KAVIN N. PATEL
Commission # 2010849
Notary Public - California
Alameda County
My Comm. Expires Mar 9, 2017

K.P. 02.29.2016

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Integral Financial LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12/31/2015

Independent Auditor's Report

Edward Richardson Jr., CPA

15565 Northland Dr W Ste 508

Southfield, MI 48075

248-559-4514

Board of Directors

Integral Financial, LLC

1072 South De Anza

San Jose, CA 95129

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Integral Financial, LLC as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Integral Financial, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integral Financial, LLC as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Integral Financial, LLC financial statements. Supplemental Information is the responsibility of Integral Financial, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA

Southfield, MI. 48075

February 22, 2016

Integral Financial LLC

Balance Sheet

Statement of Financial Condition

As of and for the Year-Ended 12/31/2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
Chase - Checking	0.00
First Tech - Checking	162,734.38
First Tech - Saving	12,052.51
SWS Money Market - Investment	8,501.40
SWS Money Market - MM	56,392.42
Total Checking/Savings	239,680.71
Other Current Assets	
Petty Cash	0.00
Total Other Current Assets	0.00
Total Current Assets	239,680.71
Fixed Assets	
Accumulated Depreciation	-98,163.40
Automobile	165,351.83
Equipment	28,881.63
Furniture & Fixture	12,635.51
Total Fixed Assets	108,705.57
Other Assets	
Prepaid Expenses	5,795.45
Prepaid Income Taxes	2,875.00
Prepaid Rent	3,726.69
Security Deposit	5,249.62
Total Other Assets	17,646.76
TOTAL ASSETS	**366,033.04**

LIABILITIES & EQUITY

Liabilities	
Current Liabilities	
Accounts Payable	
Commission Payable	2,000.00
Payroll Tax Payable	0.00
Total Accounts Payable	2,000.00
Credit Cards	
Capital One Credit Card 3	4,975.52
Total Credit Cards	4,975.52
Other Current Liabilities	
Accrued Expenses Payable	2,039.25
Due to Shareholder	30.28
Total Other Current Liabilities	2,069.53
Total Current Liabilities	9,045.05
Total Liabilities	9,045.05
Equity	
Retained Earnings	1,470,878.90
Shareholder - Paul Lui	141,575.00
Shareholder - Weiming Ho	100,000.00
Shareholders Withdrawal	-1,800,000.00
Net Income	444,534.09
Total Equity	356,987.99
TOTAL LIABILITIES & EQUITY	**366,033.04**

The accompanying notes are an integral part of these financial statements.

Integral Financial LLC

Income Statment

For the period of January 1, 2015 to December 31,2015

	TOTAL
Ordinary Income/Expense	
Income	
Commission Inc	
Annuity	1,390.71
Life Insurance	983.59
Mutual Fund	18,873.48
Securities	2,154,497.01
Total Commission Inc	2,175,744.79
Compliance Income	650.00
Div Income	200.72
Gain/Loss-Disposition of Assets	-4,385.13
Gain/Loss - Investment	
Unrealized Gain/(Loss)	-9,498.60
Total Gain/Loss - Investment	-9,498.60
Other Inc, Bus	
Refund - Bank Charge	12.00
Refund - Insurance, Bus	500.00
Total Other Inc, Bus	512.00
Reimbursed - FINRA	1,200.00
Total Income	2,164,423.78
Expense	
401K Contribution - Employee	81,260.00
Ads	450.00
Annual Assessment Fee	3,852.25
Auto	
Fuel	7,889.12
Insurance	1,740.00
Registration	993.00
Service	2,801.77
Total Auto	13,423.89
Bank Charge	12.00
Commission	28,814.20
Defined Benefit Plan - Employee	320,000.00
Depreciation Expense	38,273.85
Donation & Contribution	2,000.00
Entertainment	31,387.36

Health Insurance	
Dental	6,664.44
Medical	52,762.45
Vision	779.77
Total Health Insurance	60,206.66
Insurance, Bus	8,516.03
Legal-Prof Fees	29,170.14
Licenses and Permits	532.00
Membership & Subscription	3,749.48
Office Supplies & Expenses	41,603.86
Postage and Delivery	203.18
Quotation Fee	1,012.50
Registration Fee	1,929.86
Regulatory Expenses	2,941.84
Rent	88,054.92
Tax	
Payroll Taxes	57,103.31
Property	91.18
Total Tax	57,194.49
Tax, Business	10,944.04
Travel, Bus	40,339.40
Tuition & Seminar	815.90
Utilities	
Cable TV	8,989.69
Telephone	20,370.51
Total Utilities	29,360.20
Wages	823,841.64
Total Expense	1,719,889.69
Net Ordinary Income	444,534.09
Net Income	**444,534.09**

The accompanying notes are an integral part of these financial statements.

Integral Financial LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended 12/31/2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	444,534.09
Adjustments to reconcile Net Income to net cash provided by operations:	
Petty Cash	-35.67
Commission Payable	2,000.00
Payroll Tax Payable	-922.80
Capital One Credit Card 3	-37.81
Accrued Expenses Payable	61.83
Due to Shareholder	30.28
Net cash provided by Operating Activities	445,629.92
INVESTING ACTIVITIES	
Accumulated Depreciation	32,020.91
Equipment	-1,005.88
Furniture & Fixture	-1,391.98
Prepaid Expenses	-1,822.60
Prepaid Rent	1,955.22
Net cash provided by Investing Activities	29,755.67
FINANCING ACTIVITIES	
Shareholders Withdrawal	-500,000.00
Net cash provided by Financing Activities	-500,000.00
Net cash increase for period	-24,614.41
Cash at beginning of period	264,295.12
Cash at end of period	**239,680.71**

The accompanying notes are an integral part of these financial statements.

Integral Financial LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended 12/31/2015

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2015	$ 412,454	$ -	$ 412,454
Net Income / Loss for the year-ended December 31, 2015	-	-	444,534
Member Contributions	-	-	-
Member Distributions	-	-	(500,000)
Prior Period Adjustment	-	-	-
Balance at December 31, 2015	$ 412,454	$ -	$ 356,988

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Integral Financial, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Integral Financial, LLC (the "Company") was organized in the State of the California on February 2, 2003. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in San Jose, California, and has offices in Fremont, San Francisco, and Milbrae, California.

The Company is authorized to sell corporate equity securities over the counter, corporate debt securities, mutual funds, municipal securities, and variable life insurance or annuities, Consulting Income is earned by assisting brokers study and prepare for FINRA examinations. The Company has approximately 1, 000 clients with majority in Northern California.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Description of Business

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – RENT

The amount of rent for December 31, 2015 was $88,054.92.

NOTE G – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

INTEGRAL FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

	Estimated Useful Life		
Automobile	5 years	$	165,352
Furniture and equipment	3 – 7 years		41,517
Leasehold improvements	7 years		-
			206,869
Less – accumulated depreciation			(98,163)
Total		$	108,706

Depreciation expense was $32,020.91 for the year December 31, 2015 and is included in the operating expenses in the accompanying statement of income

NOTE H– ADVERTISING

The Company follows the policy of charging advertising to expense as incurred of amount of $450.00.

INTEGRAL FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

Integral Financial, LLC.

Supplemental Schedules Required by Rule 17a-5

As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 356,988.00
Nonallowable assets:		
Other Assets	5,250.00	
Fixed Assets	108,706.00	
Prepaids	12,397.00	(126,353.00)
Other Charges	510.00	
Haircuts	0.00	
Undue Concentration	0.00	(510.00)
Net allowable capital		$ 230,125.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 603.30
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00

Excess net capital	$ 225,125.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 9,045.00
Percentage of aggregate indebtedness to net capital	3.93%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 230,125.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	230,125.00
Reconciled Difference	$ (0.00)

Integral Financial, LLC.

Supplemental Schedules Required by Rule 17a-5

As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2015

Edward Richardson Jr., CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

Board of Directors

Integral Financial, LLC

1072 South De Anza Blvd

Suite # A 206

San Jose, CA 94129

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by Integral Financial, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Integral Financial, LLC, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Integral Financial, LLC.'s management is responsible for Integral Financial, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $2,253.24.

2. Compared audited Total Revenue for the period of January 01, 2015 through the December 31, 2015 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Integral Financial, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 22, 2016



February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Integral Financial, LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. Integral Financial, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis. Integral Financial, LLC.'s past business has been of similar nature and has complied to this exemption since its inception, (02/02/2003).

Frank Ho, the president of Integral Financial, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Frank Ho has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Integral Financial, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (408) 996-1118.

Very truly yours,

Frank Ho
President
Integral Financial, LLC

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Integral Financial, LLC
1072 South De Anza
Suite #A 206
San Jose, CA 95129

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Integral Financial, LLC. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Integral Financial, LLC., claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Integral Financial, LLC., stated that Integral Financial, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception Integral Financial, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integral Financial, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA